Exhibit 99.1

Pan American Silver Announces CEO Geoff Burns' Retirement and Names Michael Steinmann as Successor

VANCOUVER, Dec. 14, 2015 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) ("Pan American", or the "Company") today announced that as the last step of a transitional plan that has been under consideration for over a year, Mr. Geoff Burns, Chief Executive Officer, will retire effective December 31, 2015 and Mr. Michael Steinmann, currently President, will be appointed President & CEO effective January 1, 2016. Mr. Steinmann will also join the Board of Directors on January 1, 2016. Mr. Burns will continue serving on the Company's Board of Directors until the Company's next Annual General Meeting scheduled for mid-May of 2016.

Commenting on Mr. Burns' retirement, Ross Beaty, Chairman, said, "After a very productive 12 years with Pan American, Geoff is passing the CEO baton to Michael Steinmann. Geoff was instrumental in helping build Pan American into the world's second largest primary silver producer. He also played a vital role in assembling and retaining one of the most respected professional teams in our industry. On behalf of the Board of Directors, I would like to thank Geoff for all his years of outstanding dedication and service and wish him the best in his future. We are glad to be able to continue to tap into his knowledge."

Mr. Michael Steinmann has led the Company's geology and exploration activities since he joined Pan American in 2004. While in this role, the Company added over 279 million ounces of new proven and probable silver mineral reserves. Mr. Steinmann was made Executive Vice President in 2008 and he took charge of Pan American's strategic business development activities in 2011. He was promoted to President in February, 2015. He played a pivotal role in the successful acquisition of Aquiline Resources Inc. (Navidad project) and Minefinders Corporation Ltd. (Dolores mine), as well as numerous other exploration and business development initiatives. Mr. Steinmann holds a Ph.D. in Natural Sciences (Geology) from the Swiss Federal Institute of Technology and a Degree in Corporate Finance from Escuela Superior de Administración y Negocios.

Mr. Beaty commented, "I congratulate Michael on his appointment as Chief Executive Officer for Pan American. He has been a long-time and highly valued member of our executive team. I know that he has the right mix of knowledge, experience and dedication to take the reins of our Company at a time when we are expanding two of our best assets and reconfiguring our portfolio to become even stronger mine builders and operators. Michael is a well-recognized and respected professional and will do an outstanding job as our new CEO."

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Information Contact : Kettina Cordero - Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 08:00e 14-DEC-15